

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Via U.S. Mail and Facsimile

Daryl G. Byrd
President, Chief Executive Officer and Director
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re:** **IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 8-K filed March 4, 2010**
> **File No. 000-25756**

Dear Mr. Byrd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 26

Proposal I – Election of Directors, page 2 of Definitive Proxy Statement on Schedule 14A

1. Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. In response to this comment, please provide us with proposed revised disclosure. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 26

General

2. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note the disclosure under the heading "Compensation Risk" on page 16 of the definitive proxy statement on Schedule 14A.

Annual Incentives, page 20 of Definitive Proxy Statement on Schedule 14A

3. We note the disclosure that the compensation committee approved 2009 annual incentive awards that were substantially higher than the prior year because the committee believed that "2009 financial results were far better than the peer group as well as the commercial banking industry overall." Please provide us with the peer group and commercial banking industry results that were reviewed by the committee in making this determination and revise future filings accordingly. Refer to Item 402(b)(1)(v) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions …, page 26

Certain Transactions, page 34 of Definitive Proxy Statement on Schedule 14A

4. We note the disclosure on page 34 that loans to directors, executive officers, and members of their families, as well as companies with whom they or their families are associated, were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that loans to related persons—as defined in Instruction 1 to Item 404(a) of Regulation S-K—were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Exhibit 13 – Annual Report to Shareholders

Asset Quality, page 49

5. Please revise future filings to clearly disclose whether you classify covered loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

Consolidated Balance Sheets, page 81

6. Please revise future filings to present the "FDIC loss share receivable" outside of the "loans and related loss receivable, net" sub-total.

Consolidated Statements of Cash Flows, page 84

7. Please tell us if you include the gain on your acquisitions as an adjustment to reconcile net income to net cash provided by (used in) operating activities. If not, please tell us why not.

Note 1 – Summary of Significant Accounting Policies

Loans, page 86

8. Please revise future filings to disclose your nonaccrual policies for residential and consumer loans.

Acquisition Accounting, Covered Loans and Related Indemnification Asset, page 87

9. You disclose on page 87 that you are relying on the guidance of the AICPA
    letter dated December 18, 2009 for your accounting in subsequent periods for
    discount accretion associated with loan receivables acquired in a business
    combination or asset purchase. Please address the following regarding that
    accounting treatment:

    *   Revise your disclosures to more clearly identify the loans for which you
        applied this accounting model and to more clearly explain how you
        determined that the model was only applied to loans for which there is a
        discount that is attributable at least in part to credit quality (as is specified
        in that letter).

    *   Tell us in detail and revise your future filings to more clearly disclose
        your accounting policies for establishing and assembling the pools of
        loans which were subject to this accounting model. Provide us with the
        parameters for each of the pools created for loans acquired in these three
        transactions and any other loans where you analogized to this accounting
        model.

    *   On page 53, you disclose that you evaluated each loan to determine
        whether there is evidence of deterioration in credit quality since
        origination and if it is probable that you will be unable to collect all
        amounts due. Please tell us in detail and revise future filings to discuss
        how you determine whether an acquired loan has evidence of
        deterioration in credit quality and is in the scope of ASC 310-30.

    *   On page 51 you disclose covered nonperforming loans totaled $890
        million at December 31, 2009. Of that amount only $195 million were
        accounted for as being within the scope of ASC 310-30 as disclosed on
        page 47. Please tell us in detail and revise future filings to clearly explain
        how you concluded that most of the nonperforming covered loans were
        not in the scope of ASC 310-30.

    *   In light of your disclosure on page 53 regarding your consideration of the
        scope of ASC 310-30, tell us and disclose more clearly in future filings

how you applied that guidance to the impaired loans separately from the non-impaired loans.

- It appears you have provided the disclosures required by ASC 310-30 only for your acquired impaired loans. Please revise your future filings to separately provide disclosures similar to those required by ASC 310-30 for the non-impaired loans for which you are analogizing to that model.

- You disclose that you believe analogizing to ASC 310-30 is the more appropriate option to follow in accounting for the fair value discount. Tell us and revise your future filings to identify what accounting you used for the loans acquired from these actions prior to the December 18, 2009 letter. To the extent that you changed methodologies, please provide us with a copy of the preferability letter you obtained and file as an exhibit as appropriate. Clearly identify the impact of any changes in your accounting for these loans

- In light of the significant impact of your accounting for certain covered loans pursuant to ASC 310-30 on your allowance for such loans and related ratios, in future filings where you present your ratio of allowance to nonperforming loans or nonperforming assets, please provide an alternative measure that excludes the impact of the loans where you applied ASC 310-30.

Note 3 – Acquisition Activity

Orion Bank, page 98

10. We note you wrote down the value of the OREO by $22 million or 44% as part of the purchase accounting. Similarly, you wrote down the value of OREO for the Century Bank transaction by 41%. Please address the following:

- Please tell us and revise future filings to explain why you believe the write down was so significant considering that the OREO was already recorded at the lower of cost or market value.

- Tell us whether you have sold any of these OREO assets from the Orion or Century Bank acquisitions, and if so, please provide with a list of the sales and the extent of gain or losses on each. Revise your future filings to clearly discuss these sales & quantify any gains or losses by period.

- Revise your future filings to more clearly disclose how reimbursement for OREO assets is calculated under the FDIC loss sharing agreement, including the effect of both gains and losses on sale of OREO, and identify the basis used under the loss sharing agreement for determining reimbursement.

Note 5 – Loans Receivable, page 105

11. You disclose an accretable yield of $23 million related to $1,764 million of cash flows expected to be collected at acquisition for impaired loans acquired in the CSB, Orion and Century acquisitions during 2009. Please explain to us in detail your calculation of the nonaccretable and accretable yield for these acquisitions and explain why the accretable yield is so low. Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

March 31, 2010 Form 10-Q

General

12. As disclosed in the statement of cash flows, you recorded $65 million in noncash gains related to the amortization of purchase accounting adjustments which appears to be very material to your income statement. Please revise future filings to describe the nature of the purchase accounting adjustments that resulted in the gains, explain why they resulted in a significant benefit in subsequent periods, identify the line items in your income statement that are affected, and discuss your expectations related to this trend for future periods.

Form 8-K filed March 4, 2010

Exhibit 1.1

13. It appears that certain schedules have been omitted from the underwriting agreement. Please refile the agreement with all schedules, exhibits and/or attachments and revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney